

Mail Stop 3561

May 27, 2009

Via U.S. Mail

Ronald Rowan
Chief Financial Officer and Treasurer
Monarch Casino & Resort, Inc.
3800 S. Virginia Street
Reno, NV 89502

> **Re: Monarch Casino & Resort, Inc.**
> **Form 10-K for the year ended December 31, 2008**
> **Filed March 16, 2009**
> **Definitive Proxy Statement on Schedule 14A**
> **Filed April 1, 2009**
> **File No. 000-22088**

Dear Mr. Rowan:

We have reviewed your responses to the comments in our letter dated April 21, 2009 and have the following additional comments. Unless otherwise indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Definitive Proxy Statement on Schedule 14A

Compensation Elements, page 8

1. We note your response to prior comment 15; however, the causal connection between the disclosure of your EBITDA target and any competitive harm is unclear. If you believe that your performance targets may be omitted due to the risk of competitive harm, please provide additional detailed analysis in support of this conclusion. We request that you address, with greater specificity, how the disclosure of historical EBITDA targets might allow your competitors to extrapolate sensitive information about the company's operating metrics. Please describe how performance targets for the company, along with the company's other publically available information, might allow your competitors to acquire information relating to your past or present business plan or provide insight regarding your business strategies. Provide us with analysis relating to how a competitor might deconstruct the target numbers to ascertain confidential commercial or financial information. Refer to Instruction 4 of Item 402(b) of Regulation S-K.

* * * * *

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, you may contact Michelle Lacko at (202) 551-3240. If you need further assistance, you may contact me at (202) 551-3750.

Regards,

Max A. Webb
Assistant Director